United States securities and exchange commission logo





                             June 9, 2022

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 26, 2022
                                                            File No. 333-263755

       Dear Mr. Chiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed May 26, 2022

       General

   1. Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that
Russia's invasion of Ukraine and the international response have had or may have on your
business. For additional guidance, please see the Division of
                                                        Corporation Finance's
Sample Letter to Companies Regarding Disclosures Pertaining
                                                        to Russia   s Invasion
of Ukraine and Related Supply Chain Issues, issued by the staff in
                                                        May 2022.
 Jing-Bin Chiang
FirstName  LastNameJing-Bin  Chiang
J-Star Holding Co., Ltd.
Comapany
June 9, 2022NameJ-Star Holding Co., Ltd.
June 9,
Page  2 2022 Page 2
FirstName LastName
Prospectus Summary, page 2

2. You state that references to the "PRC" or "China" refer to the "People s Republic of
         China, excluding for the purposes of this prospectus only, Taiwan, Hong Kong and
         Macau." Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.
PRC Approvals, page 6

3. We note your response to prior comment 6. Regarding the disclosure on page 6 about the
         CSRC and the reference to "except as disclosed in the registration statement" on page 3 of exhibit 5.3 concerning the CSRC, please tell us with specificity where the exceptions are disclosed in the registration statement.
Organizational Structure and Cash Flow, page 8

4. We note your response to prior comment 4. Please tell us why the disclosure on page 8 of this amendment refers to an aggregate intra-group cash flow of:

             $12,524,842 from TW YMA to Dongguan YMA for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $12,524,842 from Dongguan YMA to TW YMA for the year ended December 31, 2020;

             $5,931,855 from TW YMA to Dongguan Forwell for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $1,496,603 from Dongguan Forwell to TW YMA for the year ended December 31, 2020;

             $3,097,920 from Dongguan YMA to TW YMA for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $3,097,920 from TW-YMA to Dongguan YMA for the year ended December 31, 2020; and

             $469,711 from Dongguan Forwell to TW YMA for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $469,711 from TW YMA to Dongguan Forwell for the year ended December 31, 2020.
 Jing-Bin Chiang
FirstName  LastNameJing-Bin  Chiang
J-Star Holding Co., Ltd.
Comapany
June 9, 2022NameJ-Star Holding Co., Ltd.
June 9,
Page  3 2022 Page 3
FirstName LastName
Risk Factors, page 13

5. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.
Managements' Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 62

6. You disclose that the recent shortage of shipping containers and delays in international shipments delayed your shipment of inventories to your customers as scheduled, which resulted in a significant increase in the amount of inventories from $11,699,660 as of
         December 31, 2020, to $23,010,057 as of December 31, 2021. Please address the following:

                Quantify the amount of inventory your company is holding due to the delays in international shipments to customers.
                We note on page F-20, $16,099,224 of inventory is categorized as Work in Progress.
              Please explain how the shortage of shipping containers for shipments to customers, has resulted in Work in Progress inventories rather than Finished Goods.
Exhibits

7. We note your response to prior comment 8. Please address the following items:

             Please have counsel revise its opinion filed as exhibit 5.1 to consent to the reference to the firm in the risk factor on pages 46-47 and under the heading "Enforceability of Civil
         Liabilities."

             Please have counsel revise its opinion filed as exhibit 5.4 to consent to the reference to the firm in the risk factor on pages 46-47 and under the heading "Enforceability of Civil
         Liabilities."
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Attorney, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Lawrence S. Venick, Esq.